Exhibit 16.1

[KPMG logo]

September 19, 2014

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Liquid Holdings Group, Inc. (the “Company”) and, under the date of March 28, 2014, we reported on the consolidated financial statements of the Company as of December 31, 2012 and 2013 and for the period from April 24, 2012 (commencement of operations) to December 31, 2012 and for the year ended December 31, 2013. On September 17, 2014, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated September 17, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that (i) it completed a competitive process to review the appointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014, and that the Audit Committee invited several firms to participate in this process resulting in the Company entering into an engagement letter with Grant Thornton LLP, in a form approved by the Audit Committee, to engage Grant Thornton LLP as the Company’s independent registered public accounting firm, or (ii) that Grant Thornton LLP was not engaged regarding the application of accounting principles to a specified transaction, consulted on the type of audit opinion that might be rendered on the Company’s consolidated financial statements or on any matter that was the subject of a reportable event.

Very truly yours,

/s/ KPMG LLP

cc:	Mr. Brian Storms, Chief Executive Officer

Mr. Kenneth Shifrin, Chief Financial Officer

Mr. James Schnurr, Chief Accountant, Securities and Exchange Commission